McDermott Will & Emery
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May 29, 2008

By EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 7010

Washington, D.C. 20549-7010

Attention: Jennifer R. Hardy

Legal Branch Chief

Re:	Patrick Industries, Inc.
Amendment No. 4 to Form S-3
Filed May 19, 2008
File No. 333-146824
Form 10-K for the year ended December 31, 2007
Filed March 31, 2008
File No. 000-03922
Form 10-Q for the quarterly period ended March 30, 2008
Filed May 19, 2008
File No. 000-03922

Dear Ms. Hardy:

On behalf of our client, Patrick Industries, Inc., an Indiana corporation (the “Company”), set forth below are the Company’s responses to the comments of the staff (“Staff”) of the Securities and Exchange Commission (“SEC”), dated May 23, 2008, concerning the above-referenced documents. For your convenience, the Company’s responses follow the bolded text of the applicable SEC comment. In addition to the responses below, the Company has filed today Amendment No. 5 (“Amendment No. 5”) to its Registration Statement on Form S-3

Ms. Jennifer R. Hardy

Securities and Exchange Commission

May 29, 2008

referenced above. For your convenience, copies of Amendment No. 5 have been marked to reflect changes from Amendment No. 4 to the Registration Statement on Form S-3 filed on May 19, 2008.

FORM S-3

General

1.

We note the statement in the fourth paragraph on the cover and throughout the prospectus that the 1,850,000 shares you are registering includes the 895,007 shares underlying rights to be issued in the separate private placement to Tontine upon exercise of the subscription rights. On page 26, you state that the common stock purchased by Tontine in the rights offering will be eligible to be registered for resale and that you will bear the costs of registering this resale. Please reconcile these statements and clarify why you are including the 895,007 shares in this registration statement if you intend to register them later. If you are registering the resale of these shares on the registration statement, please state this on the cover, delete the statements about registering the resale in the future and provide the information required by Item 507 of Regulation S-K. Otherwise, please delete the statements that you are including the 895,007 shares in this registration statement and change the amount of shares you are registering throughout the prospectus.

RESPONSE: The Company has revised the disclosure in Amendment No. 5 to emphasize that the 895,007 shares to be issued to Tontine will not be registered by means of the registration statement. However, the Company discloses the issuance of 895,007 shares to be privately placed with Tontine to provide shareholders with full disclosure of the offering.

Use of Proceeds, page 20

2.

Please identify who your senior secured credit facility is with and, disclose the amount outstanding, the maturity and interest rate pursuant to Instruction 4 to Item 504 of Regulation S-K. Disclose how much of the proceeds you will use to reduce these borrowings.

RESPONSE: In connection with the Company’s acquisition of Adorn Holdings, Inc. in May 2007, the Company entered into an eight-bank syndication agreement led by JPMorgan Securities Inc. and JPMorgan Chase Bank, N.A. for a $110 million senior secured credit facility (the “senior secured credit facility”) with revolving credit availability of $35 million and a term loan of $75 million. The senior secured credit facility expires on May 18, 2012 and bears interest at either Prime or the Eurodollar rate plus the Company’s credit spread, which is based on cash flow leverage. Interest payments are due monthly with quarterly principal payments that began in September 2007. To reduce vulnerability to variable interest rates, the senior secured credit facility

Ms. Jennifer R. Hardy

Securities and Exchange Commission

May 29, 2008

includes an interest rate swap agreement with interest fixed at a rate of 4.78% for approximately $12.9 million of term-debt outstanding at May 18, 2007. In July 2007, the Company entered into a second interest rate swap agreement on approximately $10.0 million of term-debt to fix interest at a rate of 5.60%. The unused portion of the revolving credit facility is subject to a commitment fee of between 0.25% and 0.50% annually. The senior secured credit facility was amended effective March 20, 2008 and the amount outstanding as of May 27, 2008 is $54.6 million. The Company intends to use approximately $5.2 million in proceeds from the rights offering to reduce borrowings under the senior secured credit facility. The term-debt and revolving credit loans may be prepaid at any time without penalty. We have revised the disclosure in Amendment No. 5 to reflect this disclosure in response to the Staff’s comment.

Form 10-K for the Fiscal Year Ended December 31, 2007

General

3.

We note that on page 35 and F-28, the footnote indicates that shareholders will receive one right to purchase .157717 of a share of common stock at a purchase price of $7.00 per share, however you state shareholders will receive rights to purchase .2580693 of a share. Please explain this discrepancy to us supplementally.

RESPONSE: The Company’s Board of Directors changed the terms of the rights offering between the filing of the Form 10-K on March 31, 2008 and the filing of the Company’s Proxy Statement on Schedule 14A on April 21, 2008. The subsequent filing of Amendment No. 4 on Form S-3 followed the disclosure in the Company’s Proxy Statement.

At the time the Company filed its Form 10-K, the Board sought to raise $7,875,000 in the rights offering with shareholders receiving one right to purchase 0.157717 of a share of common stock for each share of common stock held at a purchase price of $7.00 per share. The Board subsequently approved its current plan to raise $12,950,000 with shareholders receiving one right to purchase 0.2580693 of a share of common stock held at a purchase price of $7.00 per share.

Management’s Discussion and Analysis of Financial Condition and Results of Operations,

Results of Consolidated Operations, page 25

4.

Throughout your MD&A, you indicate that the primary reason for fluctuations between periods on certain line items was attributable to the Adorn and American Hardwood acquisitions in 2007. However, you do not quantify the impact of each

Ms. Jennifer R. Hardy

Securities and Exchange Commission

May 29, 2008

acquisition on each applicable line item. To the extent possible, please show us how you will revise your MD&A in future filings to quantify the impact of your acquisitions on each applicable line item and quantify the impact of multiple and offsetting business reasons that also contribute to the change in your income statement line items. You should also attempt to reconcile the total change in each line where there are multiple and offsetting business reasons for the change in each line item, if possible.

RESPONSE: Upon consummation of the acquisition of Adorn Holdings, Inc. (“Adorn”) on May 18, 2007, the Company immediately began to close and consolidate certain Adorn divisions into Patrick divisions. Adorn in its pre-acquisition form was comprised of ten divisions located in eight states, with eight divisions in close proximity to the Patrick divisions. During the 7 ½ month period ended December 31, 2007 from the acquisition date, the Company closed and consolidated five Adorn divisions into Patrick divisions. Due to the immediate consolidation activities and closing of Adorn facilities, the ability to precisely quantify the impact of the Adorn acquisition on the Company’s financial statements by each applicable operating statement line item is not possible.

Therefore, the Company estimated the impact of the acquisition of Adorn on its consolidated financial statements at December 31, 2007 using the following assumptions:

•	Sales for each closed division were estimated based on average daily revenue by that division for the month immediately prior to the consolidation.
•	Gross profit by division was estimated based on the gross profit for that particular division for the month immediately prior to the closing and consolidation.
•

Warehouse and delivery expenses by division were estimated based on the percent of net sales of warehouse and delivery expenses for that particular division for the month immediately prior to the closing and consolidation.

•	Selling, general, and administrative expenses were estimated based on the actual expenses for the month for each division.
•	The estimated operating results for each division were calculated as if the operations had not been consolidated, less restructuring activities.

We will revise our future filings to include the impact of the acquisition of Adorn and American Hardwoods, Inc. (“American Hardwoods”) using the assumptions described above. The following is an example of the revised MD&A disclosure including the impact of the Adorn and American Hardwoods acquisitions on each operating statement line item, where applicable and to the extent possible:

RESULTS OF CONSOLIDATED OPERATIONS

Year Ended December 31, 2007 Compared to Year Ended December 31, 2006

Ms. Jennifer R. Hardy

Securities and Exchange Commission

May 29, 2008

Net Sales. Net sales increased $87.6 million, or 25.2% to $435.2 million in the twelve month period ending December 31, 2007 from $347.6 million in the same period in 2006. The increase is primarily attributable to the Adorn and American Hardwoods acquisitions in 2007 which the Company estimates contributed approximately $135 million and $14 million to revenues in 2007, respectively. New product sales generated additional revenues of approximately $6 million from year to year, up from $3 million in 2006. Revenue increases from the acquisitions were offset by softening market conditions in all three of the major sectors we serve and pricing declines on certain commodity products that we sell. Gypsum products, which are sold out of both manufactured and distribution divisions, experienced pricing erosion during the year and resulted in overall manufacturing and distribution revenue declines of approximately $11 million. From a market perspective, the manufactured housing industry, which represents approximately 37% of our 2007 revenues, experienced shipment declines of approximately 19% from the prior year. The recreational vehicle industry, which represents 35% of our revenues, experienced shipment declines of approximately 10% from year to year. The industrial market sector, representing approximately 28% of our revenues is primarily linked to the residential housing market which experienced declines of approximately 25% from year to year.

Gross Profit. Gross profit increased $6.2 million, or 14.8% to $48.3 million in 2007 from $42.1 million in 2006. As a percent of net sales, gross profit decreased 1.0% to 11.1% in 2007 from 12.1% in 2006. Gross profit in 2007 includes the impact of restructuring charges of approximately $2.2 million, or 0.5% of net sales. The overall increase in gross profit dollars is due to the acquisition of Adorn and American Hardwoods in 2007, which the Company estimates contributed approximately $15 million and $2 million to gross profit dollars in 2007, respectively. Additionally, gross profit dollars in 2007 includes the impact of approximately $1.4 million in purchasing synergies gained from the Adorn acquisition since May 18, 2007 and the related consolidation of the Company’s vendor base and supply chain management leverage. The increase in gross profit dollars from the acquisitions was offset by pricing declines on prices charged to customers on certain major commodity products and revenue declines, exclusive of the acquisitions, as a result of the soft market conditions. The Company estimates pricing declines of approximately $10.7 million on gypsum and gypsum-related products. Additional contributors to the gross profit decline were soft overall industry conditions resulting in excess capacity, increased average per employee group insurance costs from year to year of approximately 21%, or $0.9 million from year to year, and certain fixed costs including utilities, depreciation, and building rent increasing from year to year, representing approximately $2.2 million of incremental impact, or 0.5% of net sales.

Restructuring charges. During the year ended December 31, 2007, we initiated restructuring actions relating to the closing and consolidation of Patrick operating units associated with the continued integration of the Adorn acquisition. Our plan to close and consolidate several business units included the closure of duplicate facilities, elimination of redundant jobs, consolidation of product lines, and improved capacity utilization. The restructuring plan at December 31, 2007 included estimated Patrick workforce reductions of

Ms. Jennifer R. Hardy

Securities and Exchange Commission

May 29, 2008

approximately 130 employees, all of which had been completed as of December 31, 2007, facility closures, and various asset write-downs. Asset write-downs include inventory, tooling, machinery and equipment due to duplication and shut down of certain product lines. Total restructuring charges incurred to date related to the Adorn acquisition are approximately $2.4 million with additional costs to potentially be incurred in future periods. Of these restructuring charges, $2.2 million were included in a separate line item in cost of sales, while selling and administrative restructuring charges of approximately $0.2 million were recorded in a separate line item in operating expenses on the statement of operations. The majority of the restructuring activities were completed during 2007, with all currently planned efforts to be completed by the second quarter of 2008.

Warehouse and Delivery Expenses. Warehouse and delivery expenses increased $5.7 million, or 38.9% to $20.4 million in 2007 from $14.7 million in 2006. As a percent of net sales, warehouse and delivery expenses increased 0.5% to 4.7% in 2007 from 4.2% in 2006. The increase in warehouse and delivery expenses in dollars and as a percent of net sales is due to the acquisition of Adorn and American Hardwoods in 2007, which the Company estimates contributed approximately $5 million and $1.3 million in incremental warehouse and delivery costs, respectively. Additionally, higher fixed costs as a percent of net sales including fleet rental and shipping wages, and salaries accounted for approximately $1.7 million of the increase.

Selling, General, and Administrative Expenses. Selling, general and administrative expenses increased $7.7 million, or 36.4% to $28.8 million in 2007 from $21.1 million in 2006. As a percent of net sales, selling, general and administrative expenses increased 0.5% to 6.6% in 2007 from 6.1% in 2006. The increase in selling, general, and administrative expenses is due primarily to the acquisitions of American Hardwoods in January 2007 and Adorn in May 2007, which the Company estimates contributed approximately $5.0 million and $0.7 million, respectively. The 2007 expenses further include the incremental impact of approximately $0.2 million in restructuring charges, $1.0 million in stock compensation, and $1.1 million in deferred compensation vesting and severance expenses, all directly related to the Adorn acquisition and the consolidation of Adorn into Patrick. Additionally, the Company recognized approximately $1.1 million in incentive compensation expense related to the achievement of certain debt reduction targets established during 2007 as a result of the Company entering into a new credit facility upon consummation of the Adorn acquisition, and approximately $0.5 million in incremental expenses related to certain litigation settlement costs and the write-off of costs related to an overseas expansion initiative. The Company expects certain restructuring charges and stock compensation expenses to continue in the first and second quarters of 2008 as it completes its consolidation plans, and may incur additional bonus compensation expense in 2008 upon the achievement of certain performance objectives including cash flow and debt reduction targets.

Amortization Expense. In conjunction with the Adorn acquisition, the Company recognized approximately $39.5 million in certain intangible assets being amortized over periods ranging from 5 to 19 years. Accordingly, the Company recorded amortization expense of $1.0

Ms. Jennifer R. Hardy

Securities and Exchange Commission

May 29, 2008

million for the seven-month period since the acquisition of Adorn in May 2007.

Operating Loss. The Company reported an operating loss of approximately $2.1 million in 2007. In 2006, the Company reported operating income of approximately $6.2 million. The operating loss in 2007 includes the impact of approximately $2.4 million in restructuring charges, and approximately $4.2 million in other acquisition-related or integration-related expenses as described above.

Interest Expense, Net. Interest expense, net, increased $4.9 million to $6.5 million in 2007 from $1.6 million in 2006. The increase is due to increased debt levels incurred in order to finance the acquisition of Adorn and American Hardwoods. In May 2007, in connection with the Adorn acquisition, the Company entered into a Credit Agreement providing for a senior secured credit facility totaling $110 million (“senior secured credit facility”). The senior secured credit facility was provided by an eight-bank syndication led by JPMorgan Securities, Inc. and JPMorgan Chase Bank, N.A., and includes a $75 million term loan and a $35 million revolving line of credit. The Company further issued 9.5% senior subordinated promissory notes to Tontine Capital Partners, L.P. and its affiliate, Tontine Capital Overseas Master Fund, L.P., which are expected to be paid off in the second quarter of 2008 through the Company’s proposed rights offering. The interest rate on the senior subordinated notes increased to 13.5% in May 2008. Since May 18, 2007, the Company has paid down approximately $21.2 million on the overall senior secured credit facility, including more than $17 million over and above normal debt service requirements. The Company’s debt service increased from period to period as total debt levels increased approximately $63.6 million from December 2006.

Net Income (Loss). The Company reported a net loss of approximately $5.8 million, or $1.05 per share, for the year ended December 31, 2007 compared to net income of approximately $2.6 million, or $0.53 per diluted share, for the year ended December 31, 2006. The decrease in net income is attributable to the factors described above.

Business Segments, page 28

5.

You do not discuss the business reasons for the changes in your unallocated corporate expenses line item disclosed on page F-26. This line item is a reconciling item between your segment operating income measures and consolidated operating income (loss) in your segment footnote. Please revise future filings to discuss the business reasons for the changes in this line item for all periods presented in MD&A wherever you discuss segment results.

RESPONSE: The Company will revise future filings to discuss the business reasons for the changes in unallocated corporate expenses for all periods presented in MD&A.

Contractual Cash Obligations, page 36

Ms. Jennifer R. Hardy

Securities and Exchange Commission

May 29, 2008

6.

Please tell us whether your long-term debt as disclosed in your contractual cash obligations table includes your estimated interest payments on this long-term debt. If so, please revise future filings to disclose your estimated interest payments on a separate line item from your actual long-term debt. Please also include a footnote to the table that also discloses any assumptions you made to derive your estimated interest payment amounts, including but not limited to the interest rate used in your calculation. Otherwise, please tell us how this amount agrees to your long-term debt on your balance sheet and revise future filings to include your estimated interest payments in the table accordingly.

RESPONSE: The Company’s long-term debt as disclosed in its contractual cash obligations table includes estimated interest payments on this long-term debt. The Company will revise future filings accordingly to disclose estimated interest payments on a separate line item from actual long-term debt. The Company will also include a footnote to the table in future filings that discloses assumptions used in deriving the estimated interest amounts.

Item 9A. Controls and Procedures, page 39

Management’s Report on Internal Control over Financial Reporting, page 40

7.

We remind you for any future acquisitions that you may undertake, that when you exclude an acquisition from the scope of your assessment of internal controls over financial reporting, in addition to identifying the acquisition, you should indicate the significance of the acquired business to your consolidated financial statements. Refer to Question 3 of “Management’s Report on Internal Control over Financial Reporting and Certification of Disclosure Controls in Exchange Act Periodic Reports – Frequently Asked Questions (revised October 6, 2004).”

RESPONSE: The Adorn acquisition represented approximately 31% and 58% of consolidated sales and total assets, respectively, at December 31, 2007. The Company estimates that the Adorn operation included operating income of approximately $4.7 million, exclusive of any restructuring charges, for the period year ended December 31, 2007. The Company will indicate the significance of the acquired businesses for any future acquisitions that we undertake when we exclude an acquisition from the scope of our assessment of internal controls over financial reporting.

Financial Statements

Note 14. Unaudited Interim Financial Information, page F-24

8.	In future filings, please disclose both basic and diluted earnings (loss) per common share as required by Item 302(a)(1) of Regulation S-K.

RESPONSE: The Company will disclose in future filings both basic and diluted earnings

Ms. Jennifer R. Hardy

Securities and Exchange Commission

May 29, 2008

(loss) per common share as required by Item 302(a)(1) of Regulation S-K.

Form 10-Q for the Quarterly Period Ended March 30, 2008

Unaudited Condensed Statements of Operations, page 4

9.

On page 16, you indicate that other income includes gain on sale of fixed assets of approximately $0.4 million primarily related to the sale at auction of duplicate fixed assets as a result of the Adorn acquisition. In future filings, please classify these gains in operating income as required by 45 of SFAS 144.

RESPONSE: The Company will reclassify the gains from the first quarter to year-to-date operating income in the second quarter and classify the gains on sale of fixed assets in operating income in future filings as required by 45 of SFAS 144.

* * * * *

We hope that the foregoing has been responsive to the Staff’s comments. Please do not hesitate to contact the undersigned at the number above with any questions or comments.

Sincerely yours,

/s/ Robert A. Schreck, Jr.

Robert A. Schreck, Jr., P.C.